MERIDIAN FUND, INC.

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Meridian Growth Fund Advisor

Aster Investment Management, Inc.
60 East Sir Francis Drake Blvd.
Suite 306
Larkspur, CA 94939

Jamie England and William Tao serve as Co-Portfolio Managers of the Meridian Growth Fund. William Tao has steadily worked on the Meridian Growth Fund since he became a member of the Aster Investment Management team in 2007. Jamie England started with the Adviser in 2001.



James H. England, Jr., CFA

Formal education included an undergraduate degree in commerce from McGill University and a master's degree in business administration from the Ivey School of Business at the University of Western Ontario. Mr. England is also a CFA charter holder. Mr. England worked for three years at The Seidler Companies, a Los Angeles-based regional brokerage firm, initially as a research associate and then as an analyst covering the consumer and retail sectors. While pursuing his master's degree, Mr. England worked in the equity sales and trading department at Goldman, Sachs & Co. in New York. Following business school and immediately prior to joining Aster Investment Management, Mr. England spent two years at Toronto Dominion Securities as an equity derivatives trader. James H. England, Jr. joined Aster Investment Management in August, 2001.



William Tao, CFA

Formal education includes an undergraduate degree in accounting and economics from the University of Toronto and a master's degree in business administration from the Ivey School of Business at the University of Western Ontario. Mr. Tao is a CFA charter holder. After obtaining his undergraduate degree, Mr. Tao worked as an auditor at KPMG for three years and for one year as a financial accountant at the University of Toronto Press. Following business school, Mr. Tao spent three years as a research associate with Credit Suisse First Boston in the equity valuation and semiconductor device research groups. Immediately prior to joining Aster Investment Management, Mr. Tao worked for three years as a research associate at BMO Capital Markets covering semiconductor device stocks. Mr. Tao joined Aster Investment Management in June, 2007.



Larry E. Cordisco

Larry Cordisco was born in 1969 in Pittsburgh, Pennsylvania. Formal education includes an undergraduate degree in political science from UC Santa Barbara, a master's degree in public policy from Georgetown University, and a master's degree in business administration from Columbia Business School. Prior to the Meridian Fund, Mr. Cordisco worked as a public policy analyst in Washington D.C. then for three years as a business consultant at Accenture. Following business school, Mr. Cordisco spent three years at Banc of America Securities covering broadcasting, IT services, and software stocks in the firm's equity research department in New York and San Francisco. Mr. Cordisco served an analyst with Aster Investment Management from September 2003 to March 2011. He rejoined Aster Investment Management in April 2012.

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MERIDIAN FUND, INC.® (the “Company”) Meridian Equity Income Fund® Meridian Growth Fund® Meridian Value Fund® (each, a “Fund” and, collectively, the “Funds”) Supplement dated February 17, 2012 to the Prospectus dated November 1, 2011 This supplement updates certain information contained in the above-dated Prospectus for the Company regarding each of the Funds. Upon the untimely, accidental death of Richard F. Aster, Jr., who was the lead portfolio manager for each of the Funds, the following members of the investment management team at Aster Investment Management Co., Inc. (the “Adviser”) have assumed the management responsibilities for the Funds indicated below. Each of these individuals currently assist in the management of the Funds. Fund Co-Portfolio Managers Meridian Equity Income Fund® James England James O’Connor Meridian Growth Fund® James England William Tao Meridian Value Fund® James England James O’Connor Messrs. England, O’Connor and Tao have served as key members of the investment management team at the Adviser since 2001, 2004 and 2007, respectively. The background and experiences of each of the Portfolio Managers are described in the amendment to the Prospectus set forth below. The Prospectus for each of the Funds is supplemented as follows: 1. In the section entitled “FUND SUMMARY - Meridian Equity Income Fund® - Portfolio Managers”, the first two paragraphs are deleted in their entirety and replaced with the following: James England, CFA, Portfolio Manager of the Adviser, serves as the Co-Portfolio Manager of the Fund. Mr. England, who joined the Adviser in 2001, has served as the Co-Portfolio Manager of the Fund since February 16, 2012.

James O’Connor, CFA, Portfolio Manager of the Adviser, serves as the Co-Portfolio Manager of the Fund. Mr. O’Connor, who joined the Adviser in 2004, has assisted with managing the Fund since its inception in 2005. 2. In the section entitled “FUND SUMMARY - Meridian Growth Fund® - Portfolio Managers”, the first two paragraphs are deleted in their entirety and replaced with the following: James England, CFA, Portfolio Manager of the Adviser, serves as the Co-Portfolio Manager of the Fund. Mr. England, who joined the Adviser in 2001, has served as the Co-Portfolio Manager of the Fund since February 16, 2012. William Tao, CFA, Portfolio Manager of the Adviser, serves as Co-Portfolio Manager of the Fund. Mr. Tao, who joined the Adviser in 2007, has assisted with managing the Fund since 2007. 3. In the section entitled “FUND SUMMARY - Meridian Value Fund® - Portfolio Managers”, the first two paragraphs are deleted in their entirety and replaced with the following: James England, CFA, Portfolio Manager of the Adviser, serves as Co-Portfolio Manager of the Fund. Mr. England, who joined the Adviser in 2001, has assisted with managing the Fund since 2001. James O’Connor, CFA, Portfolio Manager of the Adviser, serves as Co-Portfolio Manager of the Fund. Mr. O’Connor, who joined the Adviser in 2004, has assisted with managing the Fund since 2004. 4. In the section entitled “ORGANIZATION AND MANAGEMENT – Portfolio Manager”, the first four paragraphs are deleted in their entirety and replaced with the following: James England, CFA Co-Portfolio Manager of Meridian Equity Income Fund®, Meridian Growth Fund® and Meridian Value Fund® Portfolio Manager of the Adviser. Associated with the Adviser as an investment management professional since 2001. Before joining the Adviser, Mr. England was an equities derivatives trader with TD Securities from 2000 to 2001.

James O’Connor, CFA Co-Portfolio Manager of Meridian Equity Income Fund® and Meridian Value Fund® Portfolio Manager of the Adviser. Associated with the Adviser as an investment management professional since 2004. From 2003 to 2004, Mr. O’Connor was a Research Associate with RBC Dain Rauscher. Mr. O’Connor was an Investment Bank Intern at RSM Equico in 2002. From 2000 to 2001, Mr. O’Connor was a Compliance Associate at Thomas Weisel Partners. William Tao, CFA Co-Portfolio Manager of Meridian Growth Fund® Portfolio Manager of the Adviser. Associated with the Adviser as an investment management professional since 2007. From 1999 to 2002, Mr. Tao was a research associate with Credit Suisse First Boston. From 2003 to 2004, Mr. Tao was a research associate with Friedman, Billings & Ramsey, and with BMO Capital Markets from 2004 to 2007. PLEASE RETAIN THIS SUPPLEMENT FOR YOUR FUTURE REFERENCE

MERIDIAN FUND, INC.® (the “Company”) Meridian Equity Income Fund® Meridian Growth Fund® Meridian Value Fund® (each, a “Fund” and, collectively, the “Funds”) Supplement dated February 17, 2012 to the SAI dated November 1, 2011 This supplement updates certain information contained in the above-dated SAI for the Company regarding each of the Funds. Upon the untimely, accidental death of Richard F. Aster, Jr., who was the lead portfolio manager for each of the Funds, the following members of the investment management team at Aster Investment Management Co., Inc. (the “Adviser”) have assumed the management responsibilities for the Funds indicated below. Each of these individuals currently assist in the management of the Funds. Fund Co-Portfolio Managers Meridian Equity Income Fund® James England James O’Connor Meridian Growth Fund® James England William Tao Meridian Value Fund® James England James O’Connor Messrs. England, O’Connor and Tao have served as key members of the investment management team at the Adviser since 2001, 2004 and 2007, respectively. The background and experiences of each of the Portfolio Managers are described in the amendment to the Prospectus and SAI. The SAI for each of the Funds is supplemented as follows: 1. In the section entitled “INVESTMENT MANAGEMENT - PORTFOLIO MANAGEMENT”, the first paragraph is deleted in its entirety and replaced with the following: Mr. James England, CFA, and Mr. James O’Connor, CFA, serve as Co-Portfolio Managers of the Meridian Equity Income Fund® and have responsibility for the day-to-

day management of the Fund. Mr. James England, CFA, and Mr. William Tao, CFA, serve as Co-Portfolio Managers of the Meridian Growth Fund® and have responsibility for the day-to-day management of the Fund. Mr. James England, CFA, and Mr. James O’Connor, CFA, serve as Co-Portfolio Managers of the Meridian Value Fund® and have responsibility for the day-to-day management of the Fund. 2. All references to Richard F. Aster, Jr., in his capacity as portfolio manager of the Funds, are hereby deleted. References to Mr. Aster, in his capacity as a member of the Board of Directors of the Funds, are supplemented to indicate that he ceased serving as a member of the Board of Directors upon his death on February 16, 2012. PLEASE RETAIN THIS SUPPLEMENT FOR YOUR FUTURE REFERENCE

MERIDIAN FUND, INC.® (the “Company”) Meridian Equity Income Fund® Meridian Growth Fund® Meridian Value Fund® (each, a “Fund” and, collectively, the “Funds”) Supplement dated March 6, 2012 to the Prospectus and Statement of Additional Information (“SAI”) dated November 1, 2011, as supplemented This supplement updates certain information contained in the above-dated Prospectus and SAI for the Company regarding each of the Funds. As previously disclosed to shareholders, Richard F. Aster, Jr. died on February 16, 2012. Mr. Aster owned approximately 96% of Aster Investment Management Co., Inc. (the “Adviser”), the investment adviser to each of the Funds. In connection with his death, Mr. Aster’s ownership interest in the Adviser was transferred to a trust (the “Trust”) over which a trustee designated by Mr. Aster has authority to, among other things, vote the shares of the Adviser held by the Trust (the “Transfer”). The Board of Directors of the Funds (the “Board”) has treated the Transfer as constituting a “change in control” of the Adviser, resulting in the assignment and termination of the investment advisory contracts between the Funds and the Adviser (the “Previous Contracts”) under the Investment Company Act of 1940 (the “1940 Act”). In light of this consequence, the Board has approved interim investment advisory contracts with the Adviser for each Fund (the “Interim Contracts”) pursuant to Rule 15a-4 under the 1940 Act. The Interim Contract for each Fund became effective as of the Transfer. In reliance on Rule 15a-4, the Interim Contracts allow the Adviser to continue performing investment advisory services for each Fund for a maximum of 150 days following the Transfer. The Interim Contracts are essentially the same as the respective Previous Contracts, except with respect to the duration of the contracts and the manner by which the contracts may be terminated. Importantly, each Fund will pay the same fees under its Interim Contract as it paid under its Previous Contract. The Board also approved the preparation of proxy materials to request shareholder approval of a new investment advisory contract between the Funds and the Adviser. The Board currently expects to solicit shareholder approval of such new investment advisory contracts prior to the expiration of the 150-day duration of the Interim Contracts on July 15, 2012. PLEASE RETAIN THIS SUPPLEMENT FOR YOUR FUTURE REFERENCE

MERIDIAN FUND, INC.® (the “Company”) Meridian Growth Fund® (the “Fund”) Supplement dated April 24, 2012 to the Prospectus dated November 1, 2011, as supplemented This supplement updates certain information contained in the above-dated Prospectus for the Company regarding the Fund. Larry Cordisco has re-joined the investment management team at Aster Investment Management Co., Inc., the investment adviser of the Fund (the “Investment Adviser”). Mr. Cordisco will serve as a co-portfolio manager of the Fund, along with William Tao and James England, each of whom currently serves as a co-portfolio manager of the Fund. Accordingly, the Prospectus for the Fund is supplemented as follows: 1. In the section entitled “FUND SUMMARY - Meridian Growth Fund® - Portfolio Management Team”, the following is inserted as the first paragraph: Larry Cordisco, Portfolio Manager of the Investment Adviser, serves as a Co-Portfolio Manager of the Fund. Mr. Cordisco, who joined the Investment Adviser in 2012, has served as a Co-Portfolio Manager of the Fund since April 23, 2012. 2. In the section entitled “ORGANIZATION AND MANAGEMENT – Portfolio Manager”, the following is inserted: Larry Cordisco Co-Portfolio Manager of Meridian Growth Fund® Portfolio Manager of the Investment Adviser. Associated with the Investment Adviser as an investment management professional since 2012. Mr. Cordisco previously served as an analyst with the Investment Adviser from 2003 to 2011 and, before joining the Investment Adviser in 2003, was an associate analyst in investment research at Bank of America Securities. 3. In the section entitled “ORGANIZATION AND MANAGEMENT – Portfolio Manager”, the last paragraph is deleted in its entirety and replaced with the following: The Statement of Additional Information provides additional information about Larry Cordisco, James England, James O’Connor and William Tao, including their compensation structure, other accounts they manage and their ownership of securities in the Funds. PLEASE RETAIN THIS SUPPLEMENT FOR YOUR FUTURE REFERENCE

MERIDIAN FUND, INC.®
(the "Company")

Meridian Growth Fund®
(the "Fund")

Supplement dated April 24, 2012
to the Statement of Additional Information ("SAI") dated November 1, 2011, as supplemented

This supplement updates certain information contained in the above-dated SAI for the Company regarding the Fund.

Larry Cordisco has re-joined the investment management team at Aster Investment Management Co., Inc., the investment adviser of the Fund (the "Investment Adviser"). Mr. Cordisco will serve as a co-portfolio manager of the Fund, along with William Tao and James England, each of whom currently serves as a co-portfolio manager of the Fund.

Accordingly, the SAI for the Fund is supplemented as follows:

1. In the section entitled "**INVESTMENT MANAGEMENT - PORTFOLIO MANAGEMENT**", the second sentence of the first paragraph is deleted in its entirety and replaced with the following:

Mr. William Tao, CFA, Mr. James England, CFA, and Mr. Larry Cordisco serve as Co-Portfolio Managers of the Meridian Growth Fund® and have responsibility for the day-to-day management of the Fund.

2. In the section entitled "**INVESTMENT MANAGEMENT - PORTFOLIO MANAGEMENT**", insert the following as the first row of the table:

Larry Cordisco*

Type of Accounts	Total # of Accounts Managed	Total Assets (millions)	# of Accounts Managed with Performance-Based Advisory Fee	Total Assets with Performance-Based Advisory Fee (millions)
Registered Investment Companies:	0	$0	0	$0
Other Pooled Investment Vehicles:	0	$0	0	$0
Other Accounts:	0	$0	0	$0

*As of April 20, 2012. PLEASE RETAIN THIS SUPPLEMENT FOR YOUR FUTURE REFERENCE